UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 000-28508

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INDEX

FLAMEL TECHNOLOGIES S.A.

Page

Part I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements (unaudited)

a) Condensed Consolidated Statement of Operations for the Three months ended June 30, 2011 and 2010	2

b) Condensed Consolidated Statement of Operations for the Six months ended June 30, 2011 and 2010	3

c) Condensed Consolidated Balance Sheet as of June 30, 2011 and December 31, 2010	4

d) Condensed Consolidated Statement of Cash Flows for the Six months ended June 30, 2011 and 2010	5

d) Consolidated Statement of Shareholders’ Equity for the Six months ended June 30, 2011	6

e) Notes to Condensed Consolidated Financial Statements	7

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	10

PART II – OTHER INFORMATION

Item 1. Legal Proceedings	14

Item 1A. Risk Factors	15

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars)

	Three months ended June 30,
	2010	2011
Revenue:
License and research revenue	$3,305	$2,482
Product sales and services	1,860	2,290
Other revenues	2,350	1,981
Total revenue	7,515	6,753
Costs and expenses:
Cost of goods and services sold	(1,585)	(1,934)
Research and development	(7,861)	(5,946)
Selling, general and administrative	(2,797)	(2,528)
Total	(12,243)	(10,408)

Loss from operations	(4,728)	(3,655)

Interest income net	105	197
Foreign exchange gain (loss)	201	20
Other income	85	42

Income (loss) before income taxes	(4,337)	(3,396)
Income tax benefit (expense)	47	(63)
Net loss	$(4,290)	$(3,459)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.18)	$(0.14)
Diluted earnings (loss) per share	$(0.18)	$(0.14)

Weighted average number of shares outstanding (in thousands) :

Basic	24,408	24,646
Diluted	24,408	24,646

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Six months ended June 30,
	2010	2011
Revenue:
License and research revenue	$6,746	$5,696
Product sales and services	4,165	3,914
Other revenues	4,691	3,907
Total revenue	15,602	13,517
Costs and expenses:
Cost of goods and services sold	(3,510)	(3,305)
Research and development	(15,122)	(13,704)
Selling, general and administrative	(5,728)	(5,054)
Total	(24,360)	(22,063)

Loss from operations	(8,758)	(8,546)

Interest income net	217	325
Foreign exchange gain (loss)	215	(220)
Other income	88	141

Income (loss) before income taxes	(8,238)	(8,300)
Income tax benefit (expense)	(76)	(86)
Net loss	$(8,314)	$(8,386)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.34)	$(0.34)
Diluted earnings (loss) per share	$(0.34)	$(0.34)

Weighted average number of shares outstanding (in thousands) :

Basic	24,375	24,646
Diluted	24,375	24,646

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars)

	December 31,	June 30,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$8,184	$11,584
Marketable securities	23,160	21,395
Accounts receivable	7,480	5,787
Inventory	862	906
Research and development tax credit receivable short term	2,304	88
Prepaid expenses and other current assets	3,372	2,229
Total current assets	45,362	41,989

Property and equipment, net	21,425	22,462
Other assets:
Research and development tax credit receivable long term	7,641	11,479
Other long-term assets	186	184
Total other assets	7,827	11,663
Total assets	$74,614	$76,114
LIABILITIES
Current liabilities:
Current portion of long-term debt	2,317	2,266
Current portion of capital lease obligations	59	108
Accounts payable	4,941	3,982
Current portion of deferred revenue	2,528	3,713
Advances from customers	139	558
Accrued expenses	6,004	5,409
Other current liabilities	3,433	2,874
Total current liabilities	19,421	18,910

Long-term debt, less current portion	1,547	1,447
Capital lease obligations, less current portion	133	335
Deferred revenue, less current portion	3,247	3,409
Other long-term liabilities	13,961	20,119
Total long-term liabilities	18,888	25,310

Commitments and contingencies:	-	-

Shareholders' equity:
Ordinary shares: 24,645,650 issued and outstanding at December 31, 2010 and June 30, 2011 (shares authorised 29,576,040) at nominal value of 0.122 euro	3,589	3,589
Additional paid-in capital	202,462	203,726
Accumulated deficit	(180,619)	(189,005)
Accumulated other comprehensive income (loss)	10,873	13,584

Total shareholders' equity	36,305	31,894
Total liabilities and shareholders' equity	$74,614	$76,114

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Cash Flows
(Unaudited)

	Six months ended June 30,
	2010	2011

Cash flows from operating activities:
Net income (loss)	$(8,314)	$(8,386)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	2,383	1,940
Loss (gain) on disposal of property and equipment		(11)
Gains on sales of marketable securities	(41)	(19)
Grants recognized in other income and income from operations	(715)	(1,903)
Stock compensation expense	1,606	1,275
Increase (decrease) in cash from:
Accounts receivable	1,322	2,267
Inventory	(5)	23
Prepaid expenses and other current assets	(689)	1,489
Research and development tax credit receivable	5,692	(825)
Accounts payable	224	(1,009)
Deferred revenue	(1,560)	918
Accrued expenses	(467)	(607)
Other current liabilities	(195)	(132)
Other long-term assets and liabilities	(422)	206
Net cash provided by (used in) operating activities	(1,181)	(4,774)

Cash flows from investing activities:
Purchases of property and equipment	(2,110)	(1,282)
Proceeds from disposal of property and equipment		11
Purchase of marketable securities	(53,939)	(8,443)
Proceeds from sales of marketable securities	53,830	11,876
Net cash provided by (used in) investing activities	(2,219)	2,162

Cash flows from financing activities:
Proceeds from loans or conditional grants	318	7,433
Reimbursment of loans or conditional grants	(1,879)	(1,910)
Principal payments on capital lease obligations	(15)	(44)
Cash proceeds from issuance of ordinary shares and warrants	402	-
Net cash provided by (used in) financing activities	(1,174)	5,479

Effect of exchange rate changes on cash and cash equivalents	(572)	533

Net increase (decrease) in cash and cash equivalents	(5,146)	3,400

Cash and cash equivalents, beginning of period	8,716	8,184

Cash and cash equivalents, end of period	$3,570	$11,584

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

					Accumulated
					Other
			Additional		Comprehensive
	Ordinary Shares		Paid-in	Accumulated	Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2011	24,645,650	$3,589	$202,462	$(180,619)	$10,873	$36,305
Stock-based compensation expense			1,264			1,264
Net loss				(8,386)		(8,386)
Foreign currency translation adjustment					2,711	2,711
Comprehensive loss						$(5,675)
Balance at June 30, 2011	24,645,650	$3,589	$203,726	$(189,005)	$13,584	$31,894

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (or US GAAP) can be condensed or omitted for interim reporting requirements.  In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the three months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2011. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity as Currency Translation Adjustments.

 2. REVENUES

2.1 License and research revenue

The Company recognized license and research revenues of $5,696,000 for the first six months of 2011.  Total research and development revenues amounted to $3,704,000 and licensing fees were recognised for a total of $1,992,000 for the first six months of 2011.

License and research revenues include $1,790,000 of research revenues and $702,000 licensing fees in accordance with the agreement signed with Merck-Serono on December 20, 2007 and the option exercised by Merck-Serono in February 2009 to license the Medusa technology.

Under the agreement signed on June 19, 2009 with Baxter Healthcare Inc. the Company recognised $749,000 in licensing fees, as amortization of the initial up-front fee, in the first six months of 2011.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

The remaining license and research revenues amounting to $2,455,000 relate to agreements with undisclosed partners.

2.2 Product sales and services.

The Company recognised product sales of $3,914,000 for the first six months of 2011.  The supply agreement for the manufacture of Coreg CR microparticles on a cost plus basis signed with GlaxoSmithKline, or GSK, in December 2004, and renewed in May 2008, expired on December 31, 2010.  The Company continued to supply Coreg CR microparticles to GSK as a unilateral accommodation so as to secure their supply while the parties negotiated a new supply agreement.  Revenues were recognized on the same basis as prior periods while the Company concluded  negotiations for a new supply agreement.  Negotiations of a multi-year supply agreement, effective January 1 2011, were concluded in the third quarter of 2011 and the financial impact of the new supply agreement will be recognized in the financial statements as of September 30, 2011.

2.3 Other revenues.

The Company recognized other revenues of $3,907,000 for the six-month period ended June 30, 2011 which includes royalties from the License Agreement with GSK with respect to Coreg CR.

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development.  The research tax credit is considered as a grant and is deducted from operational expenses.

For the six month period ended June 30, 2011, the credit amounted to $3,330,000 ($1,421,000 for the three-month period ended June 30, 2011) compared to $2,883,000 for the six month period ended June 30, 2010 ($1,186,000 for the three month period ended June 30, 2010).

4. SHAREHOLDERS' EQUITY

During the six month period ended June 30, 2011, no new shares were issued by the Company.

5. STOCK COMPENSATION EXPENSE

During the six month period ended June 30, 2011, no stock options or free of charge share awards were granted by the Company.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Net income (loss) before and after stock-based compensation is as follows:

	Three months ended		Six months ended
(in thousands except per share data)	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011

Net income (loss)	(4,290)	(3,459)	(8,314)	(8,386)

Net income (loss) per share
Basic	$(0.18)	$(0.14)	$(0.34)	$(0.34)
Diluted	$(0.18)	$(0.14)	$(0.34)	$(0.34)

Number of shares used for computing
Basic	24,408	24,646	24,375	24,646
Diluted	24,408	24,646	24,375	24,646

Stock-based compensation (ASC 718)
Cost of products and services sold	29	29	64	47
Research and development	267	360	581	566
Selling, general and administrative	436	367	961	661
Total	732	756	1,606	1,274

Net income (loss) before stock-based compensation	(3,558)	(2,703)	(6,708)	(7,112)

Net income (loss) before stock-based compensation per share
Basic	$(0.15)	$(0.11)	$(0.28)	$(0.29)
Diluted	$(0.15)	$(0.11)	$(0.28)	$(0.29)

FLAMEL TECHNOLOGIES S.A.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘will,’ ‘continue’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise.  You should not place undue reliance on these forward looking statements.  Factors that could cause actual results to differ from expectations include, among others, those listed in Part II, Item 1A, Risk Factors of this Form 6-K and set forth in more detail in “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2010.

RECENT DEVELOPMENTS

Effective as of September 30, 2011, Flamel Technologies S.A. (“Flamel”) entered into a multi-year Supply Agreement for Commercial Supply (the “Supply Agreement”) with SmithKline Beecham (Cork) Limited (“GSK”), with supply pricing effective as of January 1, 2011.  The Supply Agreement replaces  the expired supply agreement between the parties that terminated on December 31, 2010.  Revenues in the accompanying financial statements for the period ended June 30, 2011, were recognized on the same basis as prior periods while the Company concluded the negotiations for the new Supply Agreement over the third quarter of 2011.

Under the Supply Agreement, GSK is required to purchase and Flamel is required to manufacture GSK’s requirements for Coreg CR microparticles used for Coreg CR, within a specified percentage of forecasts provided by GSK to Flamel.  Coreg CR is an extended-release formulation of Coreg (carvedilol phosphate), a beta blocker that treats moderate to severe heart failure and left ventricular dysfunction following a myocardial infarction.  Coreg CR was launched in March 2007 and developed using Flamel’s Micropump technology pursuant to a 2003 license agreement between Flamel and GSK.  The license agreement was unaffected by the entry into the Supply Agreement.

FLAMEL TECHNOLOGIES S.A.

In addition to a commitment to make future payments for supplying Coreg CR microparticles, GSK also made two payments to Flamel under the Supply Agreement totaling 2.6 million euros (or $3.5 million), which were received in September and November 2011.

The Supply Agreement also provides that between September 2011 and December 2013 GSK must pay Flamel minimum monthly payments to maintain for GSK a certain manufacturing capacity at Flamel’s Pessac facility.  This amount may be reduced by GSK after January 2013, or in certain other circumstances over the term of the Supply Agreement.    GSK’s purchases under the Supply Agreement are to be credited against the minimum monthly payments.  Flamel estimates that aggregate compensation could exceed $40 million over the term of the Supply Agreement with higher payments made in earlier years, though there can be no assurance of the exact amount or timing of these projected payments.

The term of the Supply Agreement is for the longer of five years after January 1, 2011 or three years after the market entry of a therapeutic equivalent to Coreg CR in the United States, unless earlier terminated in accordance with the terms of the Supply Agreement, which includes customary termination provisions, including for termination by either party of an uncured breach.  In addition, after January 1, 2013, GSK can provide Flamel with six months notice that it wishes to terminate the Supply Agreement. The Supply Agreement also includes other customary provisions, including provisions regarding quality assurance, manufacturing site utilization, regulatory compliance, intellectual property rights, documentation and reports, confidentiality, records retention, compliance with laws, representations and warranties and indemnification.

RESULTS OF OPERATIONS

For the six months ended June 30, 2011, Flamel reported total revenues of $13.5 million compared to $15.6 million for the first six months of 2010, primarily as a result of lower license and research revenue and other revenues.

License and research revenues for the six months ended June 30, 2011 were $5.7 million compared to $6.7 million for the first six months of 2010.  This reduction is driven by the fact that our clients are conducting pre-clinical or clinical studies based at their expense and evaluating the prototypes we have developed.

Product sales and services, totaled $3.9 million for the six months ended June 30, 2011, compared to $4.2 million for the six months ended June 30, 2010.  The supply agreement for the manufacture of Coreg CR microparticles on a cost plus basis, signed in December 2004 and renewed in May 2008, expired on December 31, 2010.  The Company continued to supply Coreg CR microparticles to GSK in 2011 as a unilateral accommodation so as to secure their supply while the parties negotiated a new supply agreement. Negotiations of a multi-year supply agreement, effective January 1 2011, were concluded in the third quarter of 2011 and the financial impact of the new supply agreement will be recognized in the financial statements as of September 30, 2011.

FLAMEL TECHNOLOGIES S.A.

Other revenues were $3.9 million for the three months ended June 30, 2011 compared to $4.7 million for the first six months of 2010.  These revenues are derived primarily from the royalty on sales of Coreg CR.

Operational expenses decreased to $22.1 million during the six months ended June 30, 2011, from $24.4 million for the six months ended June 30, 2010, due primarily to lower research and development costs.

Costs of goods and services sold were $3.3 million in the six months ended June 30, 2011, as compared to $3.5 million in the six months ended June 30, 2010.

Research and development expenditures were $13.7 million in the six months ended June 30, 2011 compared to $15.1 million in the six months ended June 30, 2010.  This decrease is due to efforts to efficiently manage resources in line with the project portfolio.

Selling, general and administrative expenses decreased from $5.7 million in the six months ended June 30, 2010 to $5.1 million in the six months ended June 30, 2011.  This reduction was driven by the pursuit of strict cost control over the period.

Net loss for the six months ended June 30, 2011 was $(8.4) million, compared to a net loss of $(8.3) million in the six months ended June 30, 2010.  Net loss per share (basic) for the six months ended June 30, 2011 was $(0.34), which is comparable with the net loss per share in the year-ago period of $(0.34).

LIQUIDITY AND CAPITAL RESOURCES

On June 30, 2011, the Company had $33.0 million in cash, cash equivalents and marketable securities, compared to $31.3 million on December 31, 2010.  This increase was driven primarily by up-front payments on new licensing agreements and receipt of funds related to the 2010 R&D tax credit.

In December 2008, the Company obtained an advance from OSEO, a French governmental agency supporting innovation, for $8.0 million secured against the research tax credits due to the Company by French tax authorities for research expenditures incurred in 2005, 2006 and 2007. In June 2011, the Company obtained a further advance from OSEO, for $7.5 million, secured against the research tax credit due to the Company for research expenditure incurred in 2010.  This tax credit would normally be reimbursed to the Company by the French tax authorities in 2014.

During the first six months of 2011, the French tax authorities paid the Company the research tax credit from 2007 and the Company repaid to OSEO the corresponding advance.
These transactions  resulted in the following movements:

-	a cash outflow from financing activities ($1.8 million), related to the reimbursement to OSEO for the advance OSEO provided secured against the R&D tax credit from 2007;

FLAMEL TECHNOLOGIES S.A.

-
a cash inflow from operating activities ($2.3 million), corresponding to the R&D credit tax from 2007 paid by the tax authorities (and a corresponding decrease in the amount of the R&D tax credit receivable); and

-	a cash inflow from financing activities ($ 7.5 million) related to the payment by OSEO of the advance from the 2010 R&D tax credit.

We believe the Company to have sufficient funds to finance operations and cash requirements for at least the next twelve months.  Our cash needs may vary materially from our current expectations based on:

•	sales of products that incorporate our drug delivery technologies;
•	financial terms of collaborative, technology access, license or other commercial agreements we enter into;
•	results of research and development efforts;
•	changes in the focus and direction of our business strategy;
•	technological advances;
•	results of clinical testing, requirements of the US Food and Drug Administration (FDA) and comparable foreign regulatory agencies;
•	availability and terms of financing alternatives; and
•	investments in complementary businesses, products or technologies.

FLAMEL TECHNOLOGIES S.A.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al.  The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount.  By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action.  On March 27, 2008, the lead plaintiff filed an amended complaint which continued to name as defendants the Company and two previously named officers and asserted the same claims based on the same events as alleged in the initial complaint.  On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  The action then proceeded into the discovery phase, pursuant to a schedule approved by the Court in a Case Management Order, signed December 9, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.  On September 20, 2010, the Court granted that motion and on September 30, 2010, the Court approved an Amended Case Management Order.  The parties are now pursuing further discovery.  The Company intends to vigorously defend itself in the action.

In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin Limited, India for infringement of US Patent No. 6,022,562 which is held by the Company and associated with Coreg CR.  The lawsuit was dismissed in favor of a lawsuit involving the same parties for infringement of the same patent that was lodged in the U.S. District Court for the District of Maryland in May 2011.  The Maryland lawsuit is awaiting an Answer from GSK to a Third Party Complaint that was filed by Lupin in the case.  The lawsuit is based on the Abbreviated New Drug Application (ANDA) filed by Lupin seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent.  In September 2011, Flamel filed a lawsuit in the U.S. District Court of Maryland against Anchen Pharmaceuticals, Inc., for infringement of the same patent.  The lawsuit is based on the ANDA filed by Anchen seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent.

FLAMEL TECHNOLOGIES S.A.

Item 1A.  Risk Factors

Item 3, “Key Information - Risk Factors,” of our Annual Report on Form 20-F for the year ended December 31, 2010 describes some of the risks and uncertainties associated with our business. The risk factors set forth below highlight some of these risk disclosures. Other factors may also exist that we cannot anticipate or that we currently do not consider to be significant based on information that is currently available.  In addition to the other information in our SEC filings, you should consider carefully the following risk factors.  The occurrence of any one or more of the risks or uncertainties described below or in our Form 20-F could have a material adverse effect on business, financial condition and results of operations, cash flows and future results:

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly.

•	our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies.

•
although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

•	we depend on key personnel to execute our business plan. If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan.

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery systems could become obsolete or noncompetitive.

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage.

•	our products and technologies may not gain market acceptance.

•
our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of our products.

•
third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims.

•
we can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

•	healthcare reform and restrictions on reimbursements may limit our financial returns.

•
products that incorporate our drug delivery technologies are subject to regulatory approval.  If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

FLAMEL TECHNOLOGIES S.A.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or third party products that incorporate our technologies.

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

•	our share price has been volatile and may continue to be volatile.

•	because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects.

•	if we are not profitable in the future, the value of our shares may fall.

•	our operating results may fluctuate, which may adversely affect our share price.

•	we currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future.

•	our largest shareholders own a significant percentage of the share capital and voting rights of the Company

FLAMEL TECHNOLOGIES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: November 23, 2011	/s/ Stephen H. Willard
Stephen H. Willard
Chief Executive Officer